February 27, 2025

VIA E-mail

Beau Yanoshik
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004-2541

          Re: SSGA Active Trust
              Post-Effective Amendment on Form N-1A
              File Nos. 333-173276, 811-22542

Dear Mr. Yanoshik:

          On September 10, 2024, SSGA Active Trust (the    Trust   ) filed a
post-effective
amendment pursuant to Rule 485(a) under the Securities Act (   PEA   ) to
register the SPDR
SSGA Apollo IG Public & Private Credit ETF (   the Fund   ) as a new series of
the Trust. Based
upon our review of the registration statement, the staff provided a comment letter dated October
10, 2024. On December 18, 2024, the staff received a letter filed on EDGAR responding to certain staff comments, as well as supplemental responses that were made under separate cover with a request for confidential treatment. On December 20, 2024 and January 14, 2025, the staff provided you with additional comments based on those responses. A subsequent comment response letter was received on February 20, 2025, again filed on EDGAR and responding supplementally under separate cover with a request for confidential treatment. The PEA went effective February 26, 2025, without resolution of staff comments.

          We have reviewed your most recent responses and our comments addressing significant remaining outstanding issues are provided below. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement and our prior correspondence.

General

1. We acknowledge that, as requested by the staff, the Fund filed a copy of the Agreement to
   Provide Firm Bid Quotations and Obligation to Purchase (   Agreement   )
between the Fund
   and Apollo Global Securities, LLC (   Apollo   ) as a material contract
pursuant to Item 28(h)
   of Form N-1A. However, the as-filed agreement is redacted to such an extent that the material terms of the agreement are not public. While registrants may redact confidential information from exhibits, it is unclear how the majority of the agreement is confidential.
   Please review the as-filed agreement and reconsider the items for redaction, such that that
 Beau Yanoshik
Morgan, Lewis & Bockius LLP
Page 2

   material terms of the agreement, including definitions and sections of the Agreement relating to bid mechanics are publicly filed.
2. We note that the Fund has submitted most of its responses to staff comments via email and pursuant to requests for confidential treatment. As previously communicated by the staff, responses to staff comments should be filed on EDGAR. The staff accepts supplemental materials via email and registrants may request confidential treatment of such supplemental materials. Responses to comments, however, do not constitute supplemental materials and should be included in response letters filed on EDGAR. Please refile your response letters on
   EDGAR to include your responses to staff comments, which will be made public consistent with the filing review process.
Fund Name
3. As previously noted, the staff is concerned that the use of Apollo in the
Fund   s name is
   misleading under section 35(d) of the Investment Company Act of 1940 (the
1940 Act   ).
   The Fund   s disclosure indicates that: (i) Apollo does not have a
contractual obligation to
   identify and make available (or offer) any investment for the Fund to buy,
(ii) the sale of
   AOS Investments to Apollo is not exclusive and the Fund may seek to sell AOS Investments to other counterparties; and (iii) Apollo is not a sponsor, distributor, promoter, or investment adviser to the Fund. Given these assertions, the staff believes that the use of Apollo in the
   Fund   s name could be misleading. Please revise the Fund   s name to
reflect the limited nature
   of Apollo   s relationship with the Fund.
Liquidity
4. We have concerns regarding the Fund   s liquidity risk management program
under rule 22e 4
   under the 1940 Act. We acknowledge that the liquidity of any Fund portfolio position will depend on future circumstances. We do not believe, however, that it would be sufficient for purposes of paragraph (b) of the rule to rely solely on bids from Apollo under the Agreement to find an AOS Investment not to be illiquid. We are available to discuss this further.

Valuation

5. We have concerns with the Fund   s ability to comply with the 1940 Act and
the rules
   thereunder with respect to the valuation of AOS Investments. Specifically:
            a. An open-end fund is required by law to redeem its securities on demand from shareholders at a price approximating their proportionate share of the fund's net
               asset value (   NAV   ) at the time of redemption. See section
22(d) of the 1940 Act.
               The rules under the 1940 Act generally require that funds calculate their NAV per share at least once daily Monday through Friday. See rule 22c-1 under the 1940
               Act.
            b. Pursuant to the definition of NAV, portfolio securities with respect to which market quotations are readily available shall be valued at current market value, and other securities and assets shall be valued at fair value as determined in good faith by the board of directors of the registered company. See rule 2a-4 under the
               1940 Act.
 Beau Yanoshik
Morgan, Lewis & Bockius LLP
Page 3

             c. The board, or its designee, is required to determine fair value in good faith by carrying out the functions specified under the rules. See rule 2a-5 under the 1940
                Act.
      Please explain how the Fund will comply with the 1940 Act and the rules thereunder with regard to the valuation of its AOS Investments and include disclosure in the registration statement to this effect. Please specifically confirm that the valuation determination reflected
      in the calculation of the Fund   s NAV will be performed on a daily
basis, including for those
      investments where fair value is determined in good faith, and that the requirements under rule 2a-5 will also be complied with on a daily basis with respect to all Fund investments, such that the value for each investment is determined on a daily basis.
                                     *      *       *


        A response to this letter should be in the form of a supplemental correspondence filed on
EDGAR. We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 551-6844.

                                                        Sincerely,

                                                        /s/ Brent J. Fields

                                                        Brent J. Fields
                                                        Associate Director

cc:      Natasha Vij Greiner, Director
         Kaitlin Bottock, Co-Chief Counsel
         Timothy Husson, Associate Director
         Andrea Ottomanelli Magovern, Assistant Director
         Jenson Wayne, Chief Accountant
         Matthew Williams, Branch Chief
         Mark Cowan, Senior Counsel
         W. John McGuire, Morgan, Lewis & Bockius LLP
         Marguerite Bateman, Independent Trustee Counsel, Vedder Price Board of Trustees of the Trust